Exhibit 99.1

Obsidian Energy Announces Second Quarter Operational Update

• First half nine-well drilling program on production in our Willesden Green Cardium asset

• Second half drilling program underway with two rigs active in our Cardium asset

• Strong second quarter 2021 preliminary production

CALGARY, July 12, 2021 - OBSIDIAN ENERGY LTD. (TSX – OBE, OTCQX – OBELF) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to report strong production results for the second quarter of 2021, supported by our nine-well first half 2021 development program now on stream. Based on preliminary estimates, we expect second quarter production to average approximately 24,650 boe/d, an increase from 23,225 boe/d in the first quarter. We will discuss our full year 2021 guidance in conjunction with our second quarter results, which are expected to be released before markets open on Friday, July 30, 2021.

2021 DEVELOPMENT PROGRAM UPDATE

Our nine-well first half 2021 program was successfully completed ahead of schedule and within budget estimates in our high economic return Willesden Green Cardium area. Cost control of the program has been solid with estimated per well costs of $3.3 million (inclusive of construction, drilling, completions, equipping and tie-in costs to lease edge), representing a two percent decrease from our 2020 program average while increasing lateral length by 10 percent. These cost improvements resulted from continuous progress in field execution as demonstrated by our first half drilling program that included a Company-pacesetter Cardium well with intermediate casing (11.1 days and 5,349 m from spud to rig-release), and a new Company record length for a Cardium well of 5,576 m (3,503 m horizontal length).

Initial production rates for the nine commissioned Willesden Green Cardium wells were as follows:

Well	IP10	IP30	IP90
4-35 Pad – Crimson Lake
102/12-33-043-08W5	910 boe/d (87% oil)	748 boe/d (74% oil)	538 boe/d (65% oil)
102/04-33-043-08W5	849 boe/d (80% oil)	662 boe/d (65% oil)	510 boe/d (58% oil)
100/03-25-043-08W5	690 boe/d (91% oil)	713 boe/d (73% oil)	519 boe/d (62% oil)
13-19 Pad – Crimson Lake
102/02-32-043-08W5	57 boe/d (91% oil)	154 boe/d (81% oil)	n/a
102/16-29-043-08W5	460 boe/d (75% oil)	311 boe/d (66% oil)	n/a
6-21 Pad – East Crimson
100/12-33-042-07W5	491 boe/d (92% oil)	n/a	n/a
103/03-09-042-07W5	639 boe/d (92% oil)	n/a	n/a
100/11-33-042-07W5	273 boe/d (91% oil)	n/a	n/a
100/15-28-042-07W5	473 boe/d (91% oil)	n/a	n/a

We began our second half 2021 drilling program approximately two weeks earlier than anticipated in June due to favourable spring ground conditions. Our second well at the East Crimson 1-33 two-well pad was rig released on July 10, and the 1-33 pad is expected to be on stream at the end of August. We also started drilling in our Central Pembina region, spudding the first well on the 7-17 three-well pad on July 9.

A two-rig continuous drilling program is being utilized to drill 23 wells (19.3 net) in the second half of 2021, predominantly in our Willesden Green and Pembina Cardium assets. Combined with the nine wells drilled in the first half of the year, we expect to bring 25 wells (22.8 net) on production in 2021, with the remaining seven wells (6.8 net) expected on production early in the first quarter of 2022. The Company has significant capability to scale our development drilling in response to changes in commodity prices.

HEDGING UPDATE

The Company has the following financial oil and gas contracts in place on a weighted average basis:

Term	Notional Volume	Pricing (CAD)
Oil - WTI
April 2021	5,525 bbl/d	$77.90/bbl
May 2021	5,956 bbl/d	$79.67/bbl
June 2021	6,350 bbl/d	$81.27/bbl
July 2021	6,129 bbl/d	$87.85/bbl
August 2021	500 bbl/d	$90.25/bbl

Natural Gas - AECO
April 2021	26,065 mcf/d	$2.83/mcf
May 2021	21,326 mcf/d	$2.68/mcf
June 2021	21,326 mcf/d	$2.67/mcf
July – October 2021	21,326 mcf/d	$2.57/mcf

Additionally, the Company has the following physical contracts in place:

	Notional Volume	Term	Pricing (CAD)
Physical Oil Contracts[1]
WTI	571 bbl/d	Apr – Jun 2021	$59.04/bbl
Light Oil Differential2 3
	1,245 bbl/d	Apr – Jun 2021	$5.51/bbl
	1,280 bbl/d	Jul – Sep 2021	$5.82/bbl
Light Oil Differential – USD[2]
	1,556 bbl/d	Apr – Jun 2021	US$4.00/bbl
	1,539 bbl/d	Jul – Sep 2021	US$4.42/bbl
Heavy Oil Differential[4]
	564 bbl/d	Jul – Sep 2021	$14.85/bbl
Heavy Oil Differential[5] – USD
	550 bbl/d	Jul – Sep 2021	US$26.00/bbl

(1)	WTI, differentials and foreign exchange hedged to lock-in positive net operating income on certain heavy oil properties.
(2)	Differentials completed on a WTI—MSW basis.
(3)

USD transactions completed on a US$ WTI—US$ MSW basis and converted to Canadian dollars using a fixed foreign exchange ratio of CAD/USD $1.281 in the second quarter of 2021 and $1.279 in the third quarter of 2021.

(4)	Differentials completed on a WTI—WCS basis.
(5)	Hedged on a USD basis and inclusive of WCS differential, quality and transportation charges.

SECOND QUARTER 2021 RESULTS RELEASE

We intend to release our second quarter 2021 financial and operational results before North American markets open on Friday, July 30, 2021. In addition, the second quarter management’s discussion and analysis and the unaudited consolidated financial statements will be available on our website at www.obsidianenergy.com, on SEDAR at www.sedar.com, and on EDGAR at www.sec.gov on or about the same date.

ADDITIONAL READER ADVISORIES

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value. Boe/d means barrels of oil equivalent per day.

ABBREVIATIONS

Oil
bbl	barrel or barrels
bbl/d	Barrels per day
boe	barrel of oil equivalent
boe/d	barrels of oil equivalent per day
MSW	Mixed Sweet Blend
WTI	West Texas Intermediate

Natural Gas
mmcf	million cubic feet
mmcf/d	million cubic feet per day
AECO	Alberta benchmark price for natural gas

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the “safe harbour” provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. Please note that initial production and/or peak rates are not necessarily indicative of long-term performance or ultimate recovery. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: our expectations for second quarter production; that we will discuss our full year 2021 guidance in connection with our second quarter results; when we expect certain pads to be on stream; our second half 2021 drill plans and locations; how many wells we expect to bring on production in 2021 and then the remaining drills in 2022; that we have significant capability to scale our development drilling in response to changes in commodity prices; our hedges; when we intend to release our second quarter results and post them online.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein; the impact of regional and/or global health related events, including the ongoing COVID-19 pandemic, on energy demand and commodity prices; that the Company’s operations and production will not be disrupted by circumstances attributable to the COVID-19 pandemic and the responses of governments and the public to the pandemic; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic (including the CEWS and ASRP) or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; our ability to execute our plans as described herein and in our other disclosure documents and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in additional production due to the continuation of low commodity prices or the further deterioration of commodity prices and our expectations regarding when commodity prices will improve such that any remaining shut-in properties can be returned to production; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability to renew or replace our syndicated bank facility and our ability to finance the repayment of our senior notes on maturity; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full, and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection with the COVID-19 pandemic and other regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, including the ongoing COVID-19 pandemic, and the responses of governments and the public to the pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that the significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally that has been caused by the COVID-19 pandemic persists or worsens; the risk that the COVID-19 pandemic adversely affects the financial capacity of the Company’s contractual counterparties and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew our credit facilities on acceptable terms or at all and/or finance the repayment of our senior notes when they mature on acceptable terms or at all and/or obtain debt and/or equity financing to replace one or both of our credit facilities and senior notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior notes; the possibility that we are forced to shut-in additional production or continue existing production shut-ins longer than anticipated, whether due to commodity prices failing to rise or decreasing further or changes to existing government curtailment programs or the imposition of new programs; the risk that OPEC, Russia and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company’s ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to the ongoing COVID-19 pandemic. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company’s Annual Information Form (See “Risk Factors” and “Forward-Looking Statements” therein) which may be accessed through the SEDAR website (www.sedar.com), EDGAR website (www.sec.gov) or Obsidian Energy’s website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the OTCQX Market in the United States under the symbol “OBE” and “OBELF” respectively.

All figures are in Canadian dollars unless otherwise stated.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com

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